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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OM Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Mulron 312-488-4351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shane Mulron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OM Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Official Seal
Rosalyn M Griffin
Notary Public State of Illinois
My Commission Expires 10/01/2018

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Securities Exchange Commission Rule 17a-5 and Regulation 1.10 Under the Commodity Exchange Act with Report of Independent Registered Public Accounting Firm

OM Securities, LLC

December 31, 2015

Filed as public information pursuant to SEC Rule 17a-5 and Regulation 1.10(g) under the Commodity Exchange Act.

OM Securities, LLC

Statement of Financial Condition
December 31, 2015

CONTENTS **Page**

Report of Independent Registered Public Accounting Firm

To the Member of OM Securities, LLC

We have audited the accompanying statement of financial condition of OM Securities, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OM Securities, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois

February 26, 2016

OM Securities, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015
(in thousands)

ASSETS	
Cash	$ 14,530
Receivables from broker-dealers and clearing organizations, net of allowance of $610	6,702
Deferred tax asset, net	1,360
Deposits	1,013
Other assets	529
TOTAL ASSETS	$ 24,134
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 6,409
Due to affiliates	2,714
TOTAL LIABILITIES	9,123
MEMBER'S EQUITY	15,011
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 24,134

See notes to statement of financial condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

OM Securities, LLC, doing business as OptionsHouse, (the "Company"), is a wholly owned subsidiary of TradeMONSTER Group, Inc. (the "Member"), which is wholly owned by Aperture Group, LLC, ("AGL"), which is wholly owned by Aperture Intermediate Holdings, LLC, which is wholly owned by Aperture New Holdings, Inc. ("ANH"), which is wholly owned by Aperture Holdings, L.P. (the "Parent").

The Company acts as an introducing broker-dealer in the purchase and sale of securities, options, and futures. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association ("NFA").

The Company has agreements with clearing brokers to clear securities and futures transactions, carry customer accounts on a fully disclosed basis and perform record-keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The Company's office is located in Illinois, and it has customers, primarily individuals, in numerous states in which the Company is registered.

The Company acquired the retail brokerage business of OptionsHouse1, LLC ("OH1"), an affiliated broker-dealer, on January 23, 2015. All OH1 customer accounts and related assets and liabilities were transferred to the Company. In accordance with Accounting Standards Codification ("ASC") 805, Business Combinations, and the guidance on common control transactions, the transferred assets and liabilities were recorded by the Company at their carrying value in the accounts of OH1 at the date of transfer. Following the completion of the transfer, OH1 withdrew its SEC registration, FINRA membership and was no longer a broker-dealer effective March 27, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash includes cash in depository accounts with major money center banks. As of December 31, 2015, the Company did not have any cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations includes amounts due from broker-dealers and clearing organizations, net of allowances for customer debit balances.

Deposits

Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers.

Income Taxes

As a single-member limited liability company ("LLC"), the Company is not directly subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company and the Member participate in a consolidated federal tax return filed under ANH. Additionally, the Company has entered into a tax sharing agreement with ANH and other members of the consolidated group. In accordance with ASC 740, *Income Taxes*, ANH's tax expense or benefit is allocated to the individual members of the consolidated group. Under the tax sharing agreement, federal and state income taxes are allocated based on the Company's proportionate contribution to ANH's consolidated net income or loss.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement purposes than for tax return purposes. Deferred tax asset or liability account balances are calculated at the statement of financial condition date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority or member

The Company may also be directly subject to certain state and local taxes.

Uncertain tax positions are only recognized when it is more likely than not that it will be sustained upon examination. For uncertain tax positions, tax benefit is recognized for cases in which it is more than fifty percent likely of being sustained on ultimate settlement.

Accrued interest and penalties are included within the accounts payable and accrued expenses line in the statement of financial condition.

See Note 4 for additional discussion.

Recently Issued Accounting Standards

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* The new standard amends the guidance within ASC 740-10, *Income Taxes*, to require entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit in the financial statement as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The disclosures governed by the new standard became effective for fiscal periods beginning after December 15, 2014. The adoption of the amended guidance did not have a material impact on the Company's statement of financial condition.

In January 2016, the FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities*, which amends the guidance in U.S. GAAP on the classification and measurement of financial instruments. Although the ASU retains many current requirements, it significantly revises an entity's accounting related to: a) the classification and measurement of investments in equity securities. This ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. b) the presentation of certain fair value changes for financial liabilities measured at fair value. c) certain disclosure requirements associated with the fair value of financial instruments. The amendments in ASU 2015-02 are effective for the Company on January 1, 2018. The Company expects that adoption of this ASU will not have significant impact on its statement of financial condition.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or by other accounting guidance.

The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

- Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.
- Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

- Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

There were no assets or liabilities measured at fair value at December 31, 2015.

NOTE 4 – INCOME TAXES

The Company is included in the consolidated federal and state income tax returns of ANH or the Member, depending upon the laws of the jurisdiction. The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The federal returns for 2012 through 2015 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitation is generally three to four years from the date the tax return is filed. There were no accrued interest or penalties as of December 31, 2015

While certain examinations may be concluded, statutes may lapse or other developments may occur, the Company does not believe there will be a significant increase or decrease in uncertain tax positions over the next twelve months.

Deferred Taxes and Valuation Allowance

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and tax carryforwards that created the deferred tax assets and liabilities at December 31, 2015 are as follows (in thousands):

Deferred tax assets:	
Compensation and benefits	$ 1,132
Allowance for uncollectible accounts	228
Total deferred tax assets	1,360
Valuation allowance	-
Total deferred tax assets, net of valuation allowance	$ 1,360

The Company is required to establish a valuation allowance for deferred tax assets and record a corresponding increase to income tax expense if it is determined, based on evaluation of available evidence at the time the determination is made, that it is more likely than not that some or all of the deferred tax assets will not be realized. If the Company were to conclude that a valuation allowance was required, the resulting loss could have a material adverse effect on its financial condition and results of operations. As of December 31, 2015, the Company did not establish a valuation allowance against its deferred tax assets as it believes that it is more likely than not that all of these assets will be realized.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), CFTC Regulation 1.17 and NFA Manual Section 5. These rules and regulations require the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1.

As an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm, the Company is subject to the greater of the following minimum net capital requirement pursuant to SEC Rule 15c3-1, CFTC Regulation 1.17 and NFA Manual Section 5:

- $100,000; or
- 6-2/3% of its aggregate indebtedness; or
- $6,000 per office operated by the Company; or
- $3,000 for each associated person sponsored by the Company

As of December 31, 2015, the net capital ratio was 0.86-to-1 and net capital was $10.65 million, which was $10.04 million in excess of its required net capital of $0.61 million.

Net capital and the related net capital ratio may fluctuate on a day-to-day basis.

NOTE 6 - RELATED-PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with AGL and affiliated entities which determines how expenses are shared among entities. The Company is allocated personnel, technology, and other operating charges from affiliated entities and allocates certain shared expenses to other affiliates. The Company also has an agreement with an affiliated entity for account generation and has entered into a tax sharing agreement with ANH and affiliated entities

As of December 31, 2015, the Company had a net payable balance of $2.71 million due to affiliates, which is reflected as due to affiliates in the statement of financial condition.

The Company receives rebates for transactions facilitated by certain broker-dealers related to the Parent. As of December 31, 2015, the Company had a net receivable balance of $0.21 million due from related broker-dealers, which is included within receivables from broker-dealers and clearing organizations in the statement of financial condition.

Employees at the Company are eligible to participate in a 401(k) plan maintained and accounted for by the Parent.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

Clearing Agreements

Apex Clearing Corporation
In conjunction with its agreement with the Apex Clearing Corporation ("Apex"), the Company has agreed to (1) indemnify and hold Apex harmless against any loss, liability, damage, claim, cost or expense related to its business conducted with Apex; and (2) maintain a balance with Apex of cash and/or securities of not less than

$1.00 million. Accordingly, the Company is subject to credit risk if Apex is unable to repay the balance on its accounts.

This agreement provides Apex with a lien upon all cash and cash equivalents, securities and receivables held by Apex. This lien secures the liabilities and obligations of the Company to Apex.

At December 31, 2015, the Company had cash of $1.00 million on deposit with Apex. This deposit is classified as deposits in the statement of financial condition.

GAIN Capital Group, LLC
In conjunction with its agreement with the GAIN Capital Group, LLC ("Gain"), the Company has agreed to indemnify and hold Gain harmless against any loss, liability, damage, claim, cost or expense related to its business conducted with Gain. At December 31, 2015, the Company had cash of $0.01 million on deposit with Gain. This deposit is classified as deposits in the statement of financial condition.

The Company has agreed to indemnify the clearing brokers for losses that they might sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2015, the company estimates that no amount of the unsecured customer debit balances maintained by its clearing brokers are subject to such indemnification.

Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, the results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as the principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company has not had significant losses related to such risk to date.

From time to time, the Company might sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding as of December 31, 2015.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 9 - SUBSEQUENT EVENTS

Company management has determined that no material events or transactions occurred subsequent to December 31, 2015, and through February 26, 2016, the date the Company's financial statement was available for issuance, which would require adjustments to and/or additional disclosures in the Company's financial statements.